EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

September 30, 2017

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements of EMX Royalty Corporation (Formerly Eurasian Minerals Inc.) for the nine months ended September 30, 2017 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These condensed consolidated interim financial statements have not been reviewed by the Company’s external auditors.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

ASSETS	September 30, 2017	December 31, 2016

Current
Cash and cash equivalents	$5,132,291	$3,199,686
Investments (Note 3)	747,762	262,756
Receivables (Note 4)	2,284,552	3,430,006
Prepaid expenses	84,095	28,496
Total current assets	8,248,700	6,920,944

Non-current
Restricted cash (Note 5)	232,409	359,172
Receivables (Note 4)	783,203	1,412,727
Property and equipment (Note 6)	458,906	471,704
Notes receivable (Note 7)	893,006	-
Investment in associated companies (Note 8)	5,897,066	4,992,823
Strategic investments (Note 3)	570,148	212,798
Exploration and evaluation assets (Note 9)	2,039,900	2,145,000
Royalty interest (Note 10)	22,639,248	25,831,152
Reclamation bonds (Note 11)	504,636	639,427
Goodwill (Note 12)	3,405,249	4,753,324
Other assets	104,484	104,484
Total non-current assets	37,528,255	40,922,611

TOTAL ASSETS	45,776,955	$47,843,555

LIABILITIES

Current
Accounts payable and accrued liabilities	762,943	$577,265
Advances from joint venture partners (Note 13)	176,201	341,361
Total current liabilities	939,144	918,626

Non-current
Deferred income tax liability	3,405,249	4,753,324

TOTAL LIABILITIES	4,344,393	5,671,950

SHAREHOLDERS' EQUITY
Capital stock (Note 14)	123,869,568	117,504,585
Reserves	21,623,047	21,656,380
Deficit	(104,060,053)	(96,989,360)
TOTAL SHAREHOLDERS' EQUITY	41,432,562	42,171,605

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$45,776,955	$47,843,555

Nature of operations and going concern (Note 1)

Approved on behalf of the Board of Directors on November 7, 2017

Signed:	“David M Cole”	Director	Signed:	“Larry Okada”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS
(Expressed in Canadian Dollars)

	Three month	Three month	Nine month	Nine month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016

ROYALTY INCOME	$999,668	$751,326	$2,053,543	$1,515,330
Cost of sales
Gold tax	(35,236)	(37,566)	(87,929)	(75,766)
Depletion (Note 10)	(542,490)	(684,824)	(1,415,437)	(1,450,464)
Net royalty (loss) income	421,942	28,936	550,177	(10,900)

EXPLORATION EXPENDITURES (Note 9)	1,954,990	1,566,049	4,679,973	4,368,819
Less: recoveries	(37,322)	(247,969)	(650,644)	(603,315)
Net exploration expenditures	1,917,668	1,318,080	4,029,329	3,765,504

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	161,415	158,288	545,130	604,877
Depreciation (Note 6)	-	28,622	28,622	85,866
Investor relations and shareholder information	79,327	55,578	300,985	171,603
Professional fees	203,612	187,081	517,155	377,823
Salaries and consultants (Note 15)	239,133	196,212	773,675	684,764
Share-based payments (Note 14)	445,888	-	504,274	27,462
Transfer agent and filing fees	9,276	17,244	153,373	115,136
Travel	36,805	6,446	73,454	38,434
Total general and administrative expenses	1,175,456	649,471	2,896,668	2,105,965

Loss from operations	(2,671,182)	(1,938,615)	(6,375,820)	(5,882,369)

Change in fair value of fair value throught profit or loss
investments	128,930	162,782	345,265	439,644
Gain on sale of subsidiaries (Note 9)	353,525	6,648,569	519,359	6,614,719
Equity loss in associated companies (Note 8)	(220,782)	(111,585)	(740,146)	(609,385)
Foreign exchange loss	(385,684)	(51,672)	(719,773)	(300,631)
Realized loss on sale of investments	-	(65,697)	-	(296,646)
Interest and other gains on derivative instruments	71,305	42,802	191,498	93,450
Writedown of goodwill (Note 12)	(949,693)	(475,922)	(1,053,484)	(1,198,660)

Loss before income taxes	(3,673,581)	4,210,662	(7,833,101)	(1,139,878)
Deferred income tax recovery	775,849	521,530	762,408	1,042,963

Gain (Loss) for the period	$(2,897,732)	$4,732,192	$(7,070,693)	$(96,915)

Basic and diluted gain (loss) per share	$(0.04)	$0.06	$(0.09)	$(0.00)

Weighted average number of common shares outstanding	79,474,247	73,951,176	77,468,069	73,738,511

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

	Three month	Three month	Nine month	Nine month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016

Loss for the period	$(2,897,732)	$4,732,192	$(7,070,693)	$(96,915)

Other comprehensive income (loss)
Change in fair value of available-for-sale investments	-	-	(81,846)	137,622
Currency translation adjustment	(786,002)	325,455	(1,543,292)	(1,372,718)

Comprehensive gain (loss) for the period	$(3,683,734)	$5,057,647	$(8,695,831)	$(1,332,011)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Nine month period	Nine month period
	September 30, 2017	September 30, 2016
Cash flows from operating activities
Loss for the period	$(7,070,693)	$(96,915)
Items not affecting operating activities:
Interest income received	(6,784)	(5,590)
Unrealized foreign exchange effect on cash and cash equivalents	(118,579)	(366,399)
Items not affecting cash:
Share based payments	882,828	27,462
Change in fair value of fair value through profit or loss investments (Note 3)	(345,265)	(439,644)
Realized loss on sale of investments	-	296,646
Accretion interest on long term receivable	(126,346)	-
Derivative gain on accounts receivable	(6,186)	-
Interest on convertible loan	(37,321)	(87,862)
Deferred income tax recovery	(762,408)	(1,042,963)
Depreciation	37,582	105,799
Depletion (Note 10)	1,415,437	1,450,464
Gain on option payments received (Note 9)	-	(24,720)
Writedown of goodwill	1,053,484	1,198,660
Gain on sale of subsidiaries (Note 9)	(519,359)	(6,638,387)
Derecognition of property and equipment on sale of exploration and evaluation assets	-	23,668
Equity loss in associated companies	740,146	609,385
Unrealized foreign exchange loss	6,599	77,595
Gain on sale of fully amortized equipmet	(29,766)	-
Shares received from operating partners included in exploration recoveries	(60,521)	(55,000)
Changes in non-cash working capital items:
Receivables	1,993,545	(109,783)
Prepaid expenses	(55,599)	(49,196)
Accounts payable and accrued liabilities	185,678	(98,689)
Advances from joint venture partners	(165,160)	(7,364)
Total cash used in operating activities	(2,988,688)	(5,232,833)
Cash flows from investing activities
Acquisition and sale of exploration and evaluation assets, net option payments received	105,100	3,041,610
Interest received on cash and cash equivalents	6,784	5,590
Convertible note receivable (Note 7)	(1,005,277)	(542,622)
Proceeds from sale of fair value through profit and loss investments, net	-	129,543
Proceeds from sale of available-for-sale financial instruments, net	-	17,375
Purchase of equity in an associated entitiy	(1,614,623)	-
Restricted cash	126,763	14,409
Purchase and sale of property and equipment, net	(24,784)	(16,999)
Reclamation bonds (Note 11)	134,791	282,643
Total cash used in investing activities	(2,271,246)	2,931,549
Cash flows from financing activities
Proceeds received from private placements, net of share issue costs (Note 14)	6,988,260	-
Proceeds from exercise of options (Note 14)	85,700	87,900
Total cash used in financing activities	7,073,960	87,900
Effect of exchange rate changes on cash and cash equivalents	118,579	366,399

Change in cash and cash equivalents	1,932,605	(1,846,985)
Cash and cash equivalents, beginning	3,199,686	5,634,601
Cash and cash equivalents, ending	$5,132,291	$3,787,616

Supplemental disclosure with respect to cash flows (Note 18)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

				Reserves
					Accumulated
	Number		Commitment	Share-	other
	of common	Capital	to issue	based	comprehensive
	shares	stock	shares	payments	gain (loss)	Deficit	Total
Balance as at December 31, 2016	74,089,710	$117,504,585	$-	$11,607,230	$10,049,150	$(96,989,360)	$42,171,605
Shares issued for exercise of stock options	75,000	85,700	-	-	-	-	85,700
Shares issued for private placement	5,000,000	6,200,000	-	-	800,000	-	7,000,000
Finder's fees in units	246,604	305,789	-	-	39,457	-	345,246
Share-based payments	68,873	84,935	-	797,893	-	-	882,828
Share issuance costs in units	-	(345,246)	-	-	-	-	(345,246)
Share issuance costs in cash	-	(11,740)	-	-	-	-	(11,740)
Reclass of reserves for exercise of options	-	45,545	-	(45,545)	-	-	-
Foreign currency translation adjustment	-	-	-	-	(1,543,292)	-	(1,543,292)
Change in fair value of financial instruments	-	-	-	-	(81,846)	-	(81,846)
Loss for the period	-	-	-	-	-	(7,070,693)	(7,070,693)
Balance as at September 30, 2017	79,480,187	$123,869,568	$-	$12,359,578	$9,263,469	$(104,060,053)	$41,432,562

				Reserves
					Accumulated
	Number		Commitment	Share-	other
	of common	Capital	toissue	based	comprehensive
	shares	stock	shares	payments	gain (loss)	Deficit	Total

Balance as at December 31, 2015	73,534,710	$117,000,052	$139,138	$10,362,229	$10,125,295	$(94,305,878)	$43,320,836
Shares issued for acquisition of a royalty interest	250,000	145,000	-	-	-	-	145,000
Shares issued as incentive stock grants	140,000	166,600	(166,600)	-	-	-	-
Shares issued from exercise of options	125,000	87,900	-	-	-	-	87,900
Equity investment share-based payments	-	-	-	-	156,900		156,900
Commitment to issue shares	-	-	27,462	-	-	-	27,462
Reclassification of fair value of options exercised	-	46,258	-	(46,258)	-	-	-
Foreign currency translation adjustment	-	-	-	-	(1,372,718)	-	(1,372,718)
Change in fair value of financial instruments	-	-	-	-	137,622	-	137,622
Loss for the period	-	-	-	-	-	(96,915)	(96,915)

Balance as at September 30, 2016	74,049,710	$117,445,810	$-	$10,315,971	$9,047,099	$(94,402,793)	$42,406,087

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2017

1. NATURE OF OPERATIONS AND GOING CONCERN

EMX Royalty Corporation (the “Company” or “EMX”) and its subsidiaries operates as a royalty and prospect generator engaged in the exploring for, and generating royalties from, metals and minerals properties. The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) and the NYSE MKT under the symbol of “EMX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

On July 19, 2017 the Company officially changed its name to EMX Royalty Corporation, formerly Eurasian Minerals Inc.

These condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

Management estimates it has sufficient funding for operations for the ensuing year, which results in the going concern assumption being an appropriate underlying concept for the preparation of these consolidated financial statements.

Some of the Company’s activities for exploration and evaluation assets are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

At the date of these condensed consolidated interim financial statements, the Company has not identified a known body of commercial grade mineral on any of its exploration and evaluation assets. The ability of the Company to realize the costs it has incurred to date on these exploration and evaluation assets is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the exploration and evaluation assets.

These condensed consolidated interim financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc., the holder of a royalty income stream whose functional currency is the United States (“US”) dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss or available for sale, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Summary of Significant Accounting Policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are consistent with those applied in its audited consolidated financial statements as at and for the year ended December 31, 2016.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2017

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting pronouncements not yet effective

The following standards and pronouncements have been issued by the IASB and have not yet been adopted by the Company. The Company is currently evaluating the impact the new and amended standards are expected to have on its consolidated financial statements.

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"), which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue - Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 16 Leases was issued in January 2016 (effective January 1, 2019) and provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2017 are consistent with those applied in the Company’s December 31, 2016 audited consolidated financial statements.

3. INVESTMENTS

At September 30, 2017, the Company had the following investments:

		Accumulated
September 30, 2017	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,781,492	$(1,033,730)	$747,762
Total Fair value through profit or loss	1,781,492	(1,033,730)	747,762
Available-for-sale
Marketable securities	1,349,669	(779,521)	570,148
Total investments	$3,131,161	$(1,813,251)	$1,317,910

Included in the investments at FVTPL is $79,220 as the value of the equity conversion option on convertible notes (Note 7)

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2017

3. INVESTMENTS (Continued)

At December 31, 2016, the Company had the following investments:

		Accumulated
December 31, 2016	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,641,751	$(1,378,995)	$262,756
Total Fair value through profit or loss	1,641,751	(1,378,995)	262,756
Available-for-sale
Marketable securities	910,473	(697,675)	212,798
Total investments	$2,552,224	$(2,076,670)	$475,554

4. RECEIVABLES

The Company’s receivables are related to the sale of foreign subsidiaries, royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from joint venture partners, as follows:

Category	September 30, 2017	December 31, 2017
Sale of Akarca	$2,430,975	$4,145,898
Royalty income receivable	161,938	306,513
Refundable taxes	154,979	142,857
Recoverable exploration expenditures and advances	135,752	79,090
Other	184,111	168,375
As at September 30, 2017	3,067,755	4,842,733
Less: Long term portion	(783,203)	(1,412,727)
Total	$2,284,552	$3,430,006

The carrying amounts of the Company’s current and non – current receivables are denominated in the following currencies:

Currency	September 30, 2017	December 31, 2017
Canadian Dollars	$61,441	$48,448
US Dollars	2,941,529	4,744,825
Turkish Lira	25,355	41,785
Swedish Krona	37,302	6,824
Other	2,128	851
Total	$3,067,755	$4,842,733

5. RESTRICTED CASH

At September 30, 2017, the Company classified $232,409 (December 31, 2016 - $359,172) as restricted cash. This amount is comprised of $179,502 (December 31, 2016 - $189,233) held as collateral for its corporate credit cards, $Nil (December 31, 2016 - $65,706) held as a security deposit for the Company’s Haiti exploration program, and $52,907 (December 31, 2016 – $104,233) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partners in USA.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2017

6. PROPERTY AND EQUIPMENT

During the nine months ended September 30, 2017 depreciation of $8,960 (2016 - $19,933) has been included in exploration expenditures.

	Computer	Field	Building	Land	Total
Cost
As at December 31, 2016	$110,243	$80,933	$578,508	$414,526	$1,186,591
Additions	-	-	20,447	4,337	24,784
As at September 30, 2017	$110,243	$80,933	$598,955	$418,863	$1,211,375

Accumulated depreciation
As at December 31, 2016	$107,132	$55,488	$549,886	$-	$714,887
Additions	3,111	5,595	28,876	-	37,582
As at September 30, 2017	$110,243	$61,083	$578,762	$-	$752,469
Net book value
As at December 31, 2016	$3,111	$25,445	$28,622	$414,526	$471,704
As at September 30, 2017	$-	$19,850	$20,193	$418,863	$458,906

During the nine months ended September 30, 2017, the Company sold fully amortized equipment for shares in an associated entity (Note 8) and recorded a gain on sale of $29,766 and a corresponding increase to the investment in the associated entity. The sale value of the equipment was determined to be market value. During the 9 months ended September 30, 2016, the Company sold certain foreign operations for a net gain of $5,887,546. Included in this gain was property and equipment with a net book value of $23,688.

7. NOTES RECEIVABLE

During the nine months ended September 30, 2017, the Company entered into a convertible loan agreements with IG Copper, LLC (“IGC”), an associated company of EMX (Note 8) allowing IGC to borrow up to US$750,000 (“IGC Loan”). The loans carry an interest rate of 8% per annum and the full amount of the principal and interest is due 12 months from the date of the loan. The full US$750,000 has been drawn. At any time prior to the maturity date, the Company has the right to convert all or any part of the principal sum and accrued interest into membership Units at US$5.00 per Unit. Each membership Unit consists of one Membership Interest and one warrant to purchase one Membership Interest for US$6.00 during a period of 12 months from the conversion date.

The notes receivable consists of two components: the note receivable component and the equity conversion option. At initial recognition, the fair value of the note receivable component was estimated at $926,057 using the discounted cash flow model method at market rate. The note receivable component is accreted over its expected term using the effective interest method at an effective rate of approximately 18%. For the nine months ended September 30, 2017, the Company recorded $37,321 of interest income, as well as a foreign exchange loss of $8,848. The fair value of the equity conversion option was estimated to be $79,220.

8. INVESTMENTS IN ASSOCIATED COMPANIES

The Company has a 40% (December 31, 2016 – 39%) equity investment in IGC. At September 30, 2017, including the conversion of convertible notes, sale of equipment for shares, and cash purchases of shares, the Company has invested an aggregate of US$10,241,010 towards its investment (December 31, 2016 - US$8,967,010). At September 30, 2017, the Company’s investment including dilution gain recorded in the prior year, less its share of accumulated equity losses was $5,897,066 (December 31, 2016 - $4,992,823). The Company’s share of the net loss for the nine months ended September 30, 2017 was $740,146 (2016 - $609,385).

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2017

8. INVESTMENTS IN ASSOCIATED COMPANIES (Continued)

The Company has a minority position on the Board of IGC, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

As at September 30, 2017, associated companies’ aggregate assets, aggregate liabilities and net loss for the nine months ended are as follows:

September 30, 2017	IGC
Aggregate assets	$6,218,755
Aggregate liabilities	(2,265,416)
Loss for the period	(1,851,291)
The Company's ownership %	40%
The Company's share of loss for the period	(740,146)

As at December 31, 2016, associated companies’ aggregate assets, aggregate liabilities and net loss for the year are as follows:

December 31, 2016	IGC
Aggregate assets	$6,884,378
Aggregate liabilities	(1,471,260)
Loss for the year	(3,216,120)
The Company's ownership %	39%
The Company's share of loss for the year	(1,295,568)

9. EXPLORATION AND EVALUATION ASSETS

Acquisition Costs

At September 30, 2017 and December 31, 2016, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	September 30, 2017	December 31, 2016
Asia Pacific	Various	$81,124	$81,124
Sweden	Various	16,671	16,671
	Viad royalties	421,084	421,084
Turkey	Alankoy	153,960	153,960
	Trab	78,587	78,587
United States	Superior West, Arizona	895,379	1,000,479
of America	Yerington, Nevada	393,095	393,095
Total		$2,039,900	$2,145,000

During the nine months ended September 30, 2017, the Company received a $133,383 (US$100,000) annual option payment related to an exploration and option to purchase agreement for the Superior West project with Kennecott Exploration Company (“Kennecott”). Pursuant to Company policy, $105,100 has been applied against the Superior West capitalized costs, and $28,283 has been included in exploration income as option payments.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Sweden

On February 14, 2017, the Company completed an agreement to sell certain certain wholly owned subsidiaries in Sweden previously announced in November 2016 with Boreal Metals Corp. (“BMC”), a British Columbia corporation. Pursuant to the agreement BMC acquired two wholly-owned subsidiaries of the Company that control the Gumsberg and Adak exploration assets in Sweden and the Tynset and Burfjord assets in Norway. In exchange for the transfer of its wholly-owned subsidiary Iekelvare AB, which owns or will own that portion of the Properties located in Sweden, and its entire interest in its wholly-owned subsidiary EMX Exploration Scandinavia AB, which owns that portion of the Properties located in Norway, BMC issued to the Company 1,713,390 shares of BMC that represents a 19.9% equity ownership in BMC and agreed to reimburse SEK 550,000 ($81,996, received) to the Company for license fees related to the Adak license. BMC will have the continuing obligation to issue additional shares of BMC to EMX to maintain its 19.9% interest in BMC, at no additional cost to EMX, until BMC has raised $5,000,000; thereafter EMX will have the right to participate pro-rata in future financings at its own cost to maintain its 19.9% interest. During the nine months ended September 30, 2017, pursuant to private placements completed by BMC, BMC has issued EMX a further 4,367,582 shares. EMX also received an uncapped 3% NSR royalty on each of the Properties and has the right to nominate one seat on the board of directors of BMC.

Within five years of the closing date, BMC has the right to buy down up to 1% of the royalty owed to EMX on any given project by paying US $2,500,000 in cash and shares of BMC. Such buy down is project specific. Additionally, EMX will receive annual advance royalty (“AAR”) payments of US $20,000 for each of the Properties commencing on the second anniversary of the closing, with each AAR payment increasing by US $5,000 per year until reaching US $60,000 per year, except that BMC may forgo AAR payments on two of the four Properties in years two and three. EMX will receive a 0.5% NSR royalty on any new mineral exploration projects generated by BMC in Sweden or Norway, excluding projects acquired from a third party containing a mineral resource or reserve or an existing mining operation. These royalties are not capped and not subject to a buy down.

Pursuant to the sale agreement, the Company received 1,713,390 shares of BMC on signing and valued the shares received at $0.05 per share or $85,670, and paid a US$12,000 ($15,862) finders fee. Subsequent to signing, EMX received an additional 4,367,582 BMC shares valued valued at $353,525, being the price at which BMC has financed operations to date. Pursuant to the sale agreement, EMX has recorded a total gain on sale of $519,359.

United States

On February 25, 2017, through its wholly owned subsidiary Bronco Creek Exploration (“BCE”), the Company entered into an Option Agreement with Anglo American Exploration (USA), Inc. (“Anglo”) for the Copper Springs gold-copper property in Arizona. Pursuant to the Agreement, Anglo may acquire a 100% interest in the Property by (a) reimbursing BCE’s 2016 holding and permitting costs and making annual option payments, together totaling US $504,314, and (b) completing US $4,000,000 in exploration expenditures before the fifth anniversary of the Agreement. Upon exercise of the option, Anglo American will pay EMX an additional US $110,000 and EMX will retain a 2% NSR royalty on the Project. The royalty is not capped or purchasable, except over two parcels of Arizona State Land where Anglo can buy a 0.5% NSR royalty from EMX for US $2,000,000.

Certain annual advance minimum royalty payments and certain milestone payments are required after exercise of the option.

Turkey

Pursuant to a sale agreement entered into in the year ended December 31, 2016 for the Akarca property in Turkey, the Company is scheduled to receive payments of 500 ounces of gold (or cash equivalent) every six months commencing on February 1, 2017, and continuing until receipt of a total of 7,000 ounces. During the nine months ended September 30, 2017 the Company received the first two payments of 500 ounces as cash payments of US $1,226,825 ($1,571,884) which has been credited against accounts receivables. Receipt of the two 500 ounce payments leaves a total of 6,000 ounces of gold to be paid to EMX.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Turkey (continued)

Pursuant to a property agreement, EMX received two advanced royalty payments on its Aktutan property for $261,473 (US $200,000) from a private Turkish entity. With the same Turkish entity, the Company received its first royalty payment from the development of its Balya property totaling US $154,299. The Turkish entity had previously paid an advance royalty payment of US $100,000 in 2006 for the Balya property and applied this advance against the current period royalty payment resulting in a net payment to EMX of US $54,299. Including applicable taxes in Turkey, $40,217 (US $30,762) has been included above. The AMR’s and net royalty payments have been included in Royalty income.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures

During the nine months ended September 30, 2017, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

			USA				Asia Pacific
	Scandinavia	Kennecott	Anglo			Turkey				Other	Total
		Exploration	American	Other USA	Total		New Zealand	Other	Total
Administration Cost	$90,709	$73	$272	$231,888	$232,233	$78,937	$38,512	$23,831	$62,343	$9,919	$474,141
Assays	19,232	7,783	-	3,533	11,316	-	-	-	-	-	30,548
Drilling / Trenching	11,818	373	-	-	373	-	-	-	-	-	12,191
Land and Legal	63,807	-	-	147,004	147,004	11,896	3,177	14,304	17,481	7,093	247,281
Logistics	11,035	8,307	5,678	141,738	155,723	-	-	3,366	3,366	-	170,124
Personnel	387,375	34,588	14,169	1,079,236	1,127,993	65,971	9,959	80,425	90,384	29,899	1,701,622
Property Cost	372,801	183	32,072	752,641	784,896	33,955	3,965	8,168	12,133	-	1,203,785
Professional Services	58,167	-	-	4,995	4,995	-	-	73,934	73,934	7,594	144,690
Share Based Payments	61,491	-	-	225,279	225,279	24,949	3,062	17,830	20,892	45,943	378,554
Technical Studies	17,920	10,446	-	2,413	12,859	3,931	-	42,272	42,272	32,103	109,085
Travel	112,785	740	-	77,723	78,463	5,413	1,439	6,476	7,915	3,376	207,952
Total Expenditures	1,207,140	62,493	52,191	2,666,450	2,781,134	225,052	60,114	270,606	330,720	135,927	4,679,973
Recoveries	(82,964)	(68,630)	(160,811)	-	(229,441)	(21,759)	(26,586)	(6,080)	(32,666)	-	(366,830)
Operator fees	-	(7,336)	-	-	(7,336)	-	-	-	-	-	(7,336)
Option Payments & Shares
Received	-	(93,651)	-	-	(93,651)	(122,326)	-	-	-	-	(215,977)
Other Property Income	-	(2,105)	(719)	(52,295)	(55,119)	-	(5,382)	-	(5,382)	-	(60,501)
Total Recoveries	(82,964)	(171,722)	(161,530)	(52,295)	(385,547)	(144,085)	(31,968)	(6,080)	(38,048)	-	(650,644)
Net Expenditures	$1,124,176	$(109,229)	$(109,339)	$2,614,155	$2,395,587	$80,967	$28,146	$264,526	$292,672	$135,927	$4,029,329

During the nine months ended September 30, 2017, The Company:

  Received a $65,368 (US$50,000) option payment related to an exploration and option to purchase agreement for the Copper King project with Kennecott;

  Recorded an option payment from Pasinex Resources Ltd (“Pasinex”) pursuant to a property agreement on the Company’s Golcuk property for the equivalent to 75 ounces of gold in the form of $61,805 (US$49,204) cash and 224,150 shares of Pasinex valued at $60,521. The cash portion was received subsequent to September 30, 2017.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

During the nine months ended September 30, 2016, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

			USA				Turkey			Asia Pacific
	Scandinavia	Kennecott	Desert Star									Other	Total
		Exploration	Resources	Other USA	Total	Akarca	Other	Total	New Zealand	Other	Total
Administration Cost	$24,244	$53	$25	$87,627	$87,705	$8,479	$98,020	$106,499	$1,971	$6,244	$8,215	$13,945	$240,608
Assays	8,732	-	-	6,012	6,012	665	-	665	-	-	-	-	15,409
Drilling / Trenching	76,013	-	-	-	-	14,679	-	14,679	-	-	-	-	90,692
Land and Legal	102,617	-	-	108,477	108,477	34,999	166,642	201,641	-	19,459	19,459	25,087	457,281
Logistics	13,191	3,487	1,818	58,448	63,753	9,716	10,574	20,290	-	1,702	1,702	5,281	104,217
Personnel	170,809	44,919	12,579	1,024,658	1,082,156	218,335	283,033	501,368	-	77,756	77,756	92,364	1,924,453
Property Cost	59,919	2,650	39,364	430,459	472,473	125,261	61,934	187,195	24,624	44,123	68,747	3,911	792,245
Professional Services	59,132	-	-	44,504	44,504	49,114	30,439	79,553	-	8,362	8,362	12,701	204,252
Technical Studies	105,997	28,324	-	55,225	83,549	44,566	14,922	59,488	-	11,397	11,397	44,467	304,898
Travel	65,391	-	-	84,808	84,808	20,962	43,584	64,546	-	6,992	6,992	13,027	234,764
Total Expenditures	686,045	79,433	53,786	1,900,218	2,033,437	526,776	709,148	1,235,924	26,595	176,035	202,630	210,783	4,368,819
Recoveries	-	(66,719)	(51,707)	(21,885)	(140,311)	-	-	-	-	(46,513)	(46,513)	-	(186,824)
Operator fees	-	(6,407)	(1,260)	-	(7,667)	-	-	-	-	-	-	-	(7,667)
Option Payments	-	(24,720)		(59,487)	(84,207)	-	(90,408)	(90,408)	(180,476)	-	(180,476)	-	(355,091)
Other Property Income	-	-	(264)	(26,438)	(26,702)	-	-	-	(27,031)	-	(27,031)	-	(53,733)
Total Recoveries	-	(97,846)	(53,231)	(107,810)	(258,887)	-	(90,408)	(90,408)	(207,507)	(46,513)	(254,020)	-	(603,315)
Net Expenditures	$686,045	$(18,413)	$555	$1,792,408	$1,774,550	$526,776	$618,740	$1,145,516	$(180,912)	$129,522	$(51,390)	$210,783	$3,765,504

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2017

10. ROYALTY INTEREST

Changes in royalty interest for the nine months ended September 30, 2017:

Balance, December 31, 2016	$25,831,152
Adjusted for:
Depletion	(1,415,437)
Cumulative translation adjustments	(1,776,467)
Balance, September 30, 2017	$22,639,248

Carlin Trend Royalty Claim Block

The Company holds an interest in the Carlin Trend Royalty Claim Block in Nevada which includes the following Royalty Properties:

Leeville Mine: Located in Eureka County, Nevada, the Company is receiving a continuing 1% gross smelter return royalty (“GSRR”).

East Ore Body Mine: Located in Eureka County, Nevada, the property is currently being mined and the Company is receiving a continuing 1% GSRR.

North Pipeline: Located in Lander County, Nevada. Should the property become producing, the Company will receive a production royalty of US$0.50 per yard of ore processed or 4% of net profit, whichever is greater.

During the nine months ended September 30, 2017, $1,751,853 (2016 - $1,515,330) in royalty income was included in operations offset by a 5% direct gold tax and depletion.

Impairment of Non-Current Assets

The Company’s policy for accounting for impairment of non-current assets is to use the higher of the estimates of fair value less cost of disposal of these assets or value in use. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices and discount rates.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. For the nine months ended September 30, 2017 and 2016, these assumptions remained reasonable and no revisions were considered necessary.

11. RECLAMATION BONDS

Reclamation bonds are held as security towards future exploration work and the related future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company.

	September 30, 2017	December 31, 2016
Australia - various properties	$69,840	$67,694
Sweden - various properties	8,043	8,043
Turkey - various properties	24,455	26,362
U.S.A - various properties	402,298	537,328
Total	$504,636	$639,427

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2017

12. GOODWILL

The Company’s goodwill represents the excess of the purchase price paid during fiscal 2012 for the acquisition of Bullion Monarch Mining Inc. over the fair value of the net identifiable tangible and intangible assets and liabilities acquired.

Changes in goodwill for the nine months ended September 30, 2017:

Balance, December 31, 2016	$4,753,324
Adjusted for:
Impairment charge	(1,053,484)
Cumulative translation adjustment	(294,591)
Balance, September 30, 2017	$3,405,249

The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same Cash Generating Unit (“CGU”) are impaired (Note 10). The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. There was no impairment for the royalty interest and goodwill has been written down in conjunction with the decline of $762,408 (2016 - $1,042,963) of the related deferred income tax liability.

13. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	September 30, 2017	December 31, 2016
U.S.A.	$176,201	$341,361
Total	$176,201	$341,361

14. CAPITAL STOCK

Authorized

As at September 30, 2017, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

Common Shares

During the nine months ended September 30, 2017, the Company:

  Completed a non-brokered private placement raising $7,000,000 by the issuance of 5,000,000 units at a price of $1.40 per Unit. Each Unit was comprised of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share for $2.00 until April 12, 2019.

  The Company paid finder’s fees totaling $356,986. Included in this amount was 246,604 Units (6% of the Units sold to investors introduced by finders) valued at $345,246 and $11,740 in cash. The Units paid as finders fees included the same terms as the private placement Units.

  Pursuant to the Company’s accounting policy, the gross proceeds of the private placement were allocated using a residual value method with respect to the measurement of shares and warrants issued as private placement units.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2017

14. CAPITAL STOCK (Continued)

  This resulted in $6,200,000 recorded as share capital and $800,000 being allocated to reserves. For the finders fees paid in Units, $305,789 was allocated to share capital and $39,457 being allocated to reserves.

  Issued 75,000 shares valued at $85,700 pursuant to the exercise of stock options.

  Issued 68,873 shares valued at $84,935 pursuant to employment and consulting agreements, of which $36,025 has been included in exploration expenditures.

During the nine months ended September 30, 2016, the Company:

  140,000 shares valued at $166,600 pursuant to an incentive stock grant program to employees of the Company applied to commitment to issue shares.

  125,000 shares valued at $87,900 pursuant to the exercise of stock option.

  250,000 shares valued at $145,000 pursuant to a purchase agreement for the Maggie Creek and Afgan royalties.

Stock Options

The Company adopted a stock option plan (the “Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the nine months ended September 30, 2017, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2016	4,811,500	$1.24
Granted	1,472,500	1.20
Options exercised	(75,000)	1.14
Options expired	(901,500)	1.94
Balance as at September 30, 2017	5,307,500	1.11

Number of options exercisable as at September 30, 2017	5,288,750	$1.11

The following table summarizes information about the stock options which were outstanding and exercisable at September 30, 2017:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date
October 16, 2012(1)	60,000	60,000	2.44	October 16, 2017
April 25, 2014	1,290,500	1,290,500	1.20	April 25, 2019
June 26, 2014	17,500	17,500	0.88	June 26, 2019
December 22, 2014	60,000	60,000	0.87	December 22, 2019
June 8, 2015	1,167,500	1,167,500	0.66	June 8, 2020
October 18, 2016	1,239,500	1,239,500	1.30	October 18, 2021
August 28, 2017(2)	1,472,500	1,453,750	1.20	August 28, 2022

Total	5,307,500	5,288,750

(1)	Expired unexercised subsequent to September 30, 2017.
(2)	Options granted for investor relations services vest 25% every 3 months from the date of grant.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2017

14. CAPITAL STOCK (Continued)

The weighted average remaining useful life of stock options is 3.31 years (December 31, 2016 – 2.49) years.

Share-based Payments

During the nine months ended September 30, 2017, the Company recorded aggregate share-based payments of $882,828 (2016 - $27,462) as they relate to the fair value of stock options granted or vested during the period, fair value of incentive stock grants, and the accrual for the fair value of stock granted. Share-based payments for the nine months ended September 30, 2017 and 2016 are allocated to expense accounts as follow:

	General and
	Administrative	Exploration
Nine months ended September 30, 2017	Expenses	Expenditures	Total

Fair value of stock options granted	$455,364	$342,529	$797,893
Shares issued for services	48,910	36,025	84,935
	$504,274	$378,554	$882,828

	General and
	Administrative	Exploration
Nine months ended September 30, 2016	Expenses	Expenditures	Total

Commitment to issue shares	$27,462	$-	$27,462
	$27,462	$-	$27,462

The weighted average fair value of the stock options granted during the was $0.54 per stock option (2016 - $Nil). The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Nine months ended	Nine months ended
	September 30, 2017	September 30, 2016
Risk free interest rate	1.53%	0.00%
Expected life (years)	5	-
Expected volatility	66.28%	0.00%
Dividend yield	-	-

Warrants

During the nine months ended September 30, 2017, the change in warrants outstanding is as follow:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2016	-	$-
Issued	2,623,306	2.00
Balance as at September 30, 2017	2,623,306	$2.00

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2017

14. CAPITAL STOCK (Continued)

The following table summarizes information about the warrants which were outstanding and exercisable at September 30, 2017:

	Number of Warrants	Exercise Price	Expiry Date
Private placement, April 12, 2017	2,500,004	2.00	April 12, 2019
Finders warrants, April 12, 2017	123,302	2.00	April 12, 2019
Total	2,623,306

15. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the nine months ended September 30, 2017	Salary or Fees	Payments	Total
Management	$566,471	$204,978	$771,449
Outside directors *	112,831	175,310	288,141
Seabord Services Corp.	268,200	-	268,200
Total	$947,502	$380,288	$1,327,790

		Share-based
For the nine months ended September 30, 2016	Salary or Fees	Payments	Total
Management	$603,067	$-	$603,067
Outside directors *	113,098	-	113,098
Seabord Services Corp.	268,200	-	268,200
Total	$984,365	$-	$984,365

* Directors fees include US$5,000 per month paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent director’s.

Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board of Directors of the Company. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

Included in accounts payable and accrued liabilities at September 30, 2017 is $33,176 (December 31, 2016 - $5,913) owed to key management personnel and $13,981 (December 31, 2016 - $17,559) to other related parties.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2017

16. SEGMENTED INFORMATION

The Company operates within the resource industry. At September 30, 2017 and December 31, 2016 the Company had equipment and exploration and evaluation assets located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	September 30, 2017	December 31, 2016
Asia Pacific	$81,124	$81,124
Sweden	437,755	437,755
Turkey	232,547	232,547
U.S.A	1,288,474	1,393,574
Total	$2,039,900	$2,145,000

PROPERTY AND EQUIPMENT	September 30, 2017	December 31, 2016
Asia Pacific	$6,866	$8,376
Sweden	26,672	3,110
Turkey	-	1,091
U.S.A	425,368	459,127
Total	$458,906	$471,704

The Company’s royalty interest, goodwill, deferred income tax liability and royalty income and depletion from a CGU located in the U.S.A, except $200,000 in a royalty interest held in Serbia.

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at September 30, 2017, the Company had working capital of $7,309,556 (December 31, 2016 - $6,002,318). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company has sufficient working capital to undertake it’s current business plan. However, should the Company undertake anything over and above these plans, management will need additional sources of working capital. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The nine levels of the fair value hierarchy are as follows:

  Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
  Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.
  Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2017

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

As at September 30, 2017, there were no changes in the levels in comparison to December 31, 2016. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$5,132,291	$-	$-	$5,132,291
Restricted cash	232,409	-	-	232,409
Fair value through profit or loss investments	747,762	-	-	747,762
Strategic investments	570,148	-	-	570,148
Accounts receivable	-	2,284,552	-	2,284,552
Non-current accounts receivable	-	783,203	-	783,203
Total	$6,682,610	$3,067,755	$-	$9,750,365

The carrying value of receivables (excluding the receivable related to the sale of certain Turkish subsidiaries in the year ended December 31, 2016), accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments.

Accounts receivable, including both long and current portions related to the sale of certain Turkish subsidiaries in the year ended December 31, 2016 were valued using a pricing model which require a variety of inputs, such as expected gold prices and foreign exchange rates. These receivables are valued using observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams, recovery of exploration evaluation costs, and the sale of AES (Note 9).

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the September 30, 2017 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $132,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2017

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Turkey, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables, convertible notes receivable, and accounts payable and accrued liabilities to foreign exchange risk as at September 30, 2017 is as follows:

Accounts	US dollars
Cash and cash equivalents	$3,941,093
Receivables	2,790,971
Convertible notes receivable	779,940
Accounts payable and accrued liabilities	(371,604)
Advances from joint venture partners	(141,352)
Net exposure	6,999,048
Canadian dollar equivalent	$8,724,593

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.

Based on the above net exposure as at September 30, 2017, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $872,000 in the Company’s pre-tax profit or loss.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

18. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	September 30, 2017	December 31, 2016
Cash	$4,952,789	$3,132,480
Short-term deposits	179,502	67,206
Total	$5,132,291	$3,199,686

The significant non-cash investing and financing transactions during the nine months ended September 30, 2017 included:

a.	Recorded a loss through accumulated other comprehensive income of $81,846 related to the fair value adjustments on AFS financial instruments;
b.

Adjusted non-current assets and liabilities for $1,543,292 related to cumulative translation adjustments (“CTA”), of which $1,776,467 relates to CTA loss on royalty interest, $294,591 relates to CTA loss on goodwill, $585,667 relates to a CTA gain on deferred tax liability and $57,901 relates to CTA loss in the net assets of a subsidiary with a functional currency different from the presentation currency;

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2017

18. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

c.	Recorded a $79,220 charge to convertible loan and related increase in investments through profit and loss for the conversion feature on convertible debt (Note 7);
d.	Reclass of reserves on exercise of options for $45,545; and
e.	Recorded through reserves $39,457 related to value of warrants issued as finders fees as part of a private placemenet (Note 14).

The significant non-cash investing and financing transactions during the nine months ended September 30, 2016 included:

a.	Recorded a gain through accumulated other comprehensive income of $137,622 related to the fair value adjustments on available-for-sale (“AFS”) financial instruments;
b.	Issuance of 250,000 valued at $145,000 pursuant to the acquisition of the Maggie Creek and Aghan royalties;
c.	Issuance of 140,000 bonus shares valued at $166,600 applied to commitment to issue shares;
d.	Reclassification of $46,258 of reserves to share capital from the exercise of options;
e.	Adjusted reserves and investment in associated companies for $156,900 related to share-based payments made by an associated company; and
f.

Adjusted non-current assets and liabilities for $1,372,718 related to cumulative translation adjustments (“CTA”), of which $1,519,539 relates to a CTA loss on a royalty interest, $340,329 relates to a CTA loss on goodwill, $496,026 relates to a CTA gain on a deferred tax liability and $8,876 relates to a CTA loss in the net liabilities of a subsidiary with a functional currency different from the presentation currency.